

12060771

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response. . .12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-043984~~ 8-50509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shay Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue
(No. and Street)

Miami (City) **Florida** (State) **33131** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza **(305) 507-1536**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

401 East Las Olas Boulevard, Suite 1100 (Address) **Fort Lauderdale** (City) **Florida** (State) **33301** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Podraza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHAY FINANCIAL SERVICES, INC.

Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES

December 31, 2011
and
REPORT OF INDEPENDENT AUDITORS
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

SHAY FINANCIAL SERVICES, INC.
Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2011

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

We have audited the accompanying balance sheet of Shay Financial Services Inc. ("the Company") as of December 31, 2011, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



Crowe Horwath LLP

Fort Lauderdale, Florida
February 22, 2012

SHAY FINANCIAL SERVICES, INC.
BALANCE SHEET
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 1,588,901
Deposits with clearing organizations (restricted)	100,000
Receivables:	
Interest and interest-only strips	2,672,756
Mutual fund distribution fees	74,893
Other	55,263
Trading securities owned	2,486,687
	$ 6,978,500
LIABILITIES AND SHAREHOLDER'S EQUITY	
Payables	
Due to Shay Investment Services Inc.	$ 204,280
Brokers and dealers	356,746
Accrued expenses and other payables	627,946
Securities sold, not yet purchased, at fair value	233,920
Total liabilities	1,422,892
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	5,649,144
Accumulated Deficit	(94,536)
	5,555,608
	$ 6,978,500

See accompanying notes to the financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the year ended December 31, 2011

Revenues	
Principal transactions	$ 9,786,874
Mutual fund distribution fees	1,531,026
Loan brokerage fees	1,112,817
Income from certificates of deposit transactions	3,142,939
Interest and dividends	52,288
Gain on trading securities, net	67,934
Other	594,437
	16,288,315
Less: waiver of mutual fund distribution fees	575,911
Net revenues	15,712,404
Expenses	
Management fees to Shay Investment Services, Inc. and other	16,938,783
Clearing fees	427,853
Total expenses	17,366,636
Net Loss	$ (1,654,232)

See accompanying notes to the financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2011	$ 1,000	$ 5,649,144	$ 1,559,696	$ 7,209,840
Net Loss	-	--	(1,654,232)	(1,654,232)
Balance at December 31, 2011	$ 1,000	$ 5,649,144	$ (94,536)	$ 5,555,608

See accompanying notes to the financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (1,654,232)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities	
Trading securities owned	1,406,305
Receivables	
Brokers and dealers	2,266,690
Interest and interest-only strips	(796,056)
Mutual fund distribution fees	25,250
Other	49,423
Payables	
Due to Shay Investment Services Inc.	(1,486,263)
Brokers and dealers	356,746
Accrued expenses and other payables	627,946
Securities sold, not yet purchased	(21,230)
Total adjustments	2,428,811
Net increase in cash and cash equivalents	774,579
Cash and cash equivalents at beginning of year	814,322
Cash and cash equivalents at end of year	$ 1,588,901

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. ("SISI" or "Parent Company"). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions and related revenue and expenses are recorded on a trade date basis. Mutual fund distribution fees and loan brokerage fees are recognized when earned.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Interest-Only Strips: The Company purchases certificates of deposits ("CDs") from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivables resulting from the sale of CDs are recorded at fair value based on the present value of the net future cash flows, adjusted for quoted prices (if any), and are reported as interest-only strips in the accompanying balance sheets.

Trading Securities Owned: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 9. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Assets, including cash, securities owned, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, are carried at fair value or contracted amounts approximating fair value.

Concentration of Credit Risk: As of December 31, 2011, the Company had concentrations of credit risk with depository institutions of the United States in the form of bank accounts.

The Bank also has a trading security portfolio with significant concentration risk in equity securities derived from the financial institution industry across the United States (see note 9).

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at fair value. Fair value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statements of income based on the specific identification method.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets have been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company purchases loan portfolios and sells them to clients without recourse almost simultaneously for a fee. Income is recognized after the Company transfers the financial asset. As of December 31, 2011 there are no loans owned by the Company outstanding. Revenue is recognized on these transaction when control over transferred assets is deemed to be surrendered.

Payables to Brokers and Dealers: Payables to brokers and dealers represent trades pending settlement, cash and other balances due principally to the Company's clearing broker.

Income Taxes: SISI is a subchapter S corporation and the Company is a wholly owned subsidiary of SISI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements. All legal fees are expensed as incurred.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. As such, the Company pays management fees to SISI in lieu of occupancy and other administrative expenses. Management fees allocated to the Company include all actual expenses paid and other allocated expenses as determined by SISI. At December 31, 2011, management fees expense amounted to approximately $10,296,000. At December 31, 2011, the payable to SISI for management fees amounted to approximately $204,200.

(Continued)

NOTE 3 - RELATED-PARTY TRANSACTIONS (Continued)

The Company maintains bank accounts with an affiliated bank. At December 31, 2011, cash and cash equivalents at affiliated entities amounted to approximately $164,000. In addition, certificates of deposit owned by the Company are held by an affiliate as custodian for the Company. Lastly, in the normal course of business the Company periodically enters into transactions to sell financial instruments to its affiliates.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. The Company maintains cash balances in an affiliated financial institution in excess of the insurance limits provided by the Federal Deposit Insurance Corporation for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3").

NOTE 5 – FULLY-DISCLOSED CLEARING AGREEMENT

The Company clears certain securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2011, the Company had $100,000 of cash on deposit to satisfy this requirement.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no amounts to be indemnified to the clearing broker for these customer accounts.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., a fund managed and advised by an affiliate, provides that the Company receives payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2011, in the amount of approximately $576,911.

NOTE 7 – TRADING SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2011, securities owned and securities sold, not yet purchased, were comprised of the following:

	2011	
	Owned	Sold
Certificates of deposit	$ 397,067	$ --
Equity securities	2,089,620	233,920
	$ 2,486,687	$ 233,920

(Continued)

NOTE 7 – TRADING SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (Continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. These transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

NOTE 8 – OFF BALANCE SHEET RISK

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at fair value and the resulting unrealized gains and losses are reflected in principal transactions in the statement of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2011, there were no open forward purchase and sale commitments.

In addition, the Company purchases loan portfolios and sells them to clients under best efforts contracts for which it earns a fee. At December 31, 2011, unsettled purchase and sale transactions on loan brokerage activities were approximately $ 3,590,000.

NOTE 9 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of substantially all equity securities owned and equity securities sold, not yet purchased are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of certificate of deposits and interest-only strips are determined based on the present value of the net future cash flows (Level 2 inputs). Significant fair value inputs associated with valuing interest-only strips can generally be verified and do not typically involve significant management judgments. Certain equity securities' fair value is obtained from quoted prices from markets that are not active (Level 2 inputs).

(Continued)

NOTE 9 – FAIR VALUE (Continued)

Assets and liabilities measured at fair value on a recurring basis consist of the following:

	At December 31, Using		
2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Certificates of deposit	$ -	$ 397,067	$ -
Equity securities	1,905,066	184,554	-
Interest-only strips	-	2,624,011	-
Liabilities:			
Equity securities	233,920	-	-

Certificates of deposits, interest only strips and approximately 85% of all equity securities are from the financial institution industry across the United States. The remaining 15% of the equity securities are invested in U.S. companies in the aerospace and other industries.

There were no assets or liabilities on a non-recurring basis as of December 31, 2011.

NOTE 10 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $250,000. At December 31, 2011, the Company's net capital was $2,340,233 while its required net capital was $250,000, and its ratio of aggregate indebtedness to net capital was 0.50 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION

SHAY FINANCIAL SERVICES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2011

Total Stockholder's equity	$ 5,555,608
Deductions and charges	
Interest and interest only strips	2,672,756
Mutual fund distribution fees	74,893
Receivables from non-customers	51,690
Other	3,573
Net capital before haircuts on securities	2,752,696
Haircuts on securities	
Certificates of deposit	5,956
Stocks	348,531
Undue concentration	57,976
Total haircuts on securities	412,463
Net capital	$ 2,340,233
Aggregate indebtedness	
Items included in statement of financial condition	
Payables	$ 1,188,972
Aggregate indebtedness to net capital	50.81%
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Net capital	2,340,233
Excess net capital	$ 2,090,233
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 2,040,233

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2011, un-audited FOCUS Part II filings submitted on January 25, 2012.

SHAY FINANCIAL SERVICES, INC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2011

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 ________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ____X____

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ____________________ ________

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ____X______ No ________

Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Shay Financial Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

Fort Lauderdale, Florida
February 22, 2012

Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
Shay Financial Services Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Shay Financial Services Inc. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2011 with respective cash disbursement records entries noting no differences;

2. Compared with the total revenue amounts reported in the audited financial statements included on Form X-17A-5 for the year ended December 31, 2011 to the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2011 with supporting schedules and working papers including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 for the year ended December 31, 2011 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 22, 2012